September 23, 2009

Mail Stop 3010

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Pardeplatz 8, P.O. Box 1
CH-8070 Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 001-15244**

Dear Dr. Fassbind:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant